

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Evgeny Donskoy
President and Treasurer
Divio Holdings, Corp.
Serafimovicha Street, 2-125
Moscow, Russia 119072

> **Re:**   **Divio Holdings, Corp.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-184796**

Dear Mr. Donskoy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise to disclose information regarding dilution pursuant to Item 506 of Regulation S-K.

3. Please revise to disclose the information regarding your securities pursuant to Item 202 of Regulation S-K.

Registration Statement Cover Page

Calculation of Registration Fee

4. Refer to footnote 3 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

5. We note your disclosure on the prospectus cover page that you are registering a primary offering of 3,000,000 shares of common stock. However, in footnote 2 of your registration fee table, you refer to the "[r]egistrant's common stock being registered for resale that have been issued to the selling stockholders." Please revise for consistency or advise.

Prospectus Cover Page

6. Your disclosure in the last three sentences of the second paragraph of your prospectus cover page regarding a creditor taking possession of the bank account holding the subscriptions and the failure or delay of the return of money to investors seems to contradict your disclosure in the same paragraph that "there is no minimum number of shares required to be sold to close the offering" and that "[a]ny funds raised from the offering will be immediately available to [you] for [your] immediate use." Please revise for consistency or advise. Similarly, please revise for consistency your risk factor on page 13, which states that the funds you raise from this offering will be immediately available for your use and that, if a creditor sues you, it could preclude or delay the return of money to your investors. It appears that proceeds will not be placed in an escrow account and that proceeds will be immediately available to you.

7. Please revise to disclose the net proceeds you will receive in this offering if all of the shares are sold. Refer to Item 501((b)(3) of Regulation S-K.

8. Please revise to include the prospectus subject to completion legend pursuant to Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 5

9. We note your disclosure in the first sentence of this section that references to "Tap Resources" refer to your company. We were unable to find any discussion of Tap Resources in your registration statement. With a view towards revised disclosure, please tell us what your relationship is with Tap Resources. Alternatively, if you have no relationship with Tap Resources, please revise to remove the reference.

Our Company, page 5

10. Please consider describing the extent to which any of the emerging growth company exemptions are available to you as a Smaller Reporting Company.

11. We note your disclosure on page 19 regarding your status as a shell company. We also note that significant steps remain to commence your plan of operations. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Please revise to disclose such status in one of the opening paragraphs of your prospectus summary and the Risk Factors section. In addition, please revise to disclose your monthly "burn rate" and how long your present capital will last at that rate.

12. We note your disclosure that you intend to purchase used motorcycles in the United States and resell these motorcycles in Western Russia. Please revise to estimate the number of used motorcycles that you may purchase for $30,000 and provide greater specificity regarding your intended target market. If there are specific motorcycle brands which you will focus on purchasing, please state so.

13. We note that you estimate your public reporting costs for the next 12 months to be $10,000. We further note disclosure on page 7 stating that you estimate your total offering registration costs to be $10,000. Please reconcile your disclosure.

14. We note your disclosure on page 10 that your officers and director expect to spend approximately 20 hours a week on the business of your company and your disclosure on page 18 that they currently devote approximately five hours to company matters. Please revise to disclose this information here. In addition, please revise to disclose that you do not intend to hire any additional employees or add additional directors for the next 12 months.

15. We note your disclosure on page 10 that your two officers and sole director have no prior experience with purchasing and reselling motorcycles and that "[w]ith no direct training or experience in the used motorcycles [business], [your] two officers and sole director may not be fully aware of many of the specific requirements related to purchasing and reselling used motorcycles." Please revise to disclose this information here.

Risks Relating to Our Business, page 8

16. Please add a risk factor that addresses the risk of being unable to convince consumers to prepay for a used motorcycle prior to test driving and examining the motorcycle and to assume the risk of shipping the motorcycle or tell us why you believe that this is not necessary. Explain why a customer will buy used motorcycles through your business instead of buying directly from competitors who already have inventory in Russia and may not require a prepayment.

17. We note your disclosure on page 17 that you intend to purchase motorcycles in the United States and resell them in Russia. Please add a risk factor that addresses the risk of earning revenue in rubles and converting the rubles to dollars or tell us why such a risk factor is not necessary.

18. We note that your sole director is also an officer. Please revise to add a risk factor that addresses the risk that because your sole officer will determine his salary and perquisites, there may not be funds available for net income. Alternatively, please tell us why such a risk factor is not necessary. Refer to the second paragraph on page 26.

Our business model may not be sufficient to ensure our success, page 9

19. Please revise to clarify what you mean by "will ultimately represent a very small segment in our targeted industry when it is completed." Explain whether the importation of foreign used motorcycles represents a small segment of your industry.

We depend to a significant extent on certain key personnel, page 9

20. We note your disclosure in this risk factor that you currently "have only one employee who is also [your] sole officer and director." This disclosure appears to be inconsistent with your disclosure on page 25 that states that you have two officers, Mr. Donskoy and Mr. Didenko. Please revise or advise. Similarly, in the fourth risk factor on page 9, you refer to "[your] sole officer and director."

Our two officers and sole director are engaged in other activities, page 10

21. We note your disclosure on page 10 that your president and sole director "currently owns and operates his own motorcycles parts business." Please advise as to whether his other business creates any potential conflicts of interest with your business such as competing for similar customers. If it does, please disclose and add a risk factor addressing the risk of potential conflicts of interests.

We intend to become subject to the periodic reporting requirements, page 11

22. We note your disclosure on page 11 regarding your status an emerging growth company. Please revise to describe all of the ways that you may remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which your annual gross revenues exceed $1 billion, (ii) the date that you become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of your most recently completed second fiscal quarter, or (iii) the date on which you have issued more than $1 billion in non-convertible debt during the preceding three year period.

Use of Proceeds, page 14

23. We note your disclosure that Mr. Donskoy has verbally agreed to loan funds to complete the registration process. On page 16, however, you state that Mr. Donskoy does not have a firm commitment, arrangement, or legal obligation to advance or loan funds to the company. If true, please revise to clarify here. If not, please revise to disclose the terms of the loan, including the interest rate.

24. We note disclosure which states that the offering costs are estimated to be approximately $15,000. However, you estimate on page 7 that the offering costs will be $10,000. Please clarify.

Plan of Distribution, page 15

25. We note your disclosure on page 15 that your officers will rely on the safe harbor set out in Rule 3a4-1 under the Exchange Act. Please revise to disclose the restrictions to your officers' activities in connection with their efforts to sell your shares of common stock that are required by Rule 3a4-1(iii).

Terms of Offering, page 15

26. We note disclosure in the second paragraph stating that the offering will continue for a period of 16 months. However, we note disclosure on page 3 which states that the offering will continue for 180 days and may be extended for up to 90 days. Please reconcile.

Description of Business, page 16

27. Please revise to discuss the need for government approval of the used motorcycles and the effect of any existing governmental regulation on the business. For example, disclose whether you will need to demonstrate that the motorcycles satisfy local safety, environmental and noise regulations.

General, page 16

28. Please revise the third sentence in the last paragraph on page 16 to state as a belief.

29. We note your disclosure in the last paragraph on page 16 that Mr. Donskoy has agreed to loan the company funds. Please revise to clarify, if true, that Mr. Donskoy has only verbally agreed to loan funds to complete the registration process. Refer to page 14.

30. We note your disclosure on page 16 that you require a minimum funding of $45,000. Please revise to disclose here, if true, that you require at least $90,000 to implement your entire business plan. Refer to page 14.

31. Please revise to disclose whether you rent or own your office. If you rent, please revise to disclose your monthly or yearly lease payment.

Product Description, page 17

32. Please revise to describe the used motorcycles you intend to purchase and sell with greater specificity, if possible. For example, do you intend to focus on motorcycles that are under or over a certain age, specific makes or models of motorcycles or motorcycles that can be sold within a certain price range.

33. Please revise to clarify what you mean by "many years" in the third sentence in this section by providing quantitative information.

34. We note your disclosure on page 17 that "[you] will rely on [Mr. Donskoy's] knowledge of and expertise of importing used motorcycles to Russia to conducting our operations." This statement seems inconsistent with your disclosure on page 10 that your two officers and sole director have "no prior experience with or have ever been employed in a job involving purchasing and reselling motorcycles." In addition, on page 10, you state that "[w]ith no direct training or experience in the used motorcycles, our two officers and sole director may not be fully aware of many of the specific requirements related to purchasing and reselling used motorcycles."

35. With a view towards revised disclosure, please tell us whether Mr. Donskoy purchases motorcycle parts from the United States and resells them in Russia.

36. We note your disclosure that you may keep a small inventory of the most popular models; however, for those motorcycles that are not the most popular, please clarify, if true, that you only intend to purchase the motorcycle after you have located a customer and the customer has prepaid for the motorcycle. In addition, please revise to provide quantitative information regarding the number of motorcycles you intend to keep as inventory and, if possible, please revise to disclose what you believe will be the most popular models and tell us why have such a belief.

Marketing Our Product, page 17

37. We note your disclosure on page 17 regarding Mr. Donskoy's network of people he knows in the motorcycle industry. With a view towards revised disclosure, please tell us why you believe that other businesses in the motorcycle industry will be willing to market your products as opposed to marketing their own products. For example, please tell us whether you intend to offer commissions or some other incentive.

38. We note your disclosure that you "intend to develop and maintain a database of potential clients who want to buy used motorcycles." Please revise to disclose how and where you intend to identify such potential customers.

Dependence on One or a Few Major Costumers, page 18

39. Please revise to clarify what you mean by your disclosure that "[your] intended offering is also priced for mass market play."

Our Executive Offices, page 18

40. The heading "Our Executive Offices" does not appear to describe the disclosure under this heading. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Plan of Operation, page 21

41. We note that some of the costs you have assigned to the different phases of your business plans are inconsistent with the costs you identify on pages 5 and 14 of your registration statement. For example, on page 21, you state that you may spend as much as $15,000 on marketing, but, on pages 5 and 14, you state that the most you will spend on marketing is $14,000. On page 22, you state that you may spend as much as $40,000 to purchase additional motorcycles for resale, but, on pages 5 and 14, you state that the most you intend to spend on motorcycles is $30,000. Please revise for consistency or advise.

42. We note that in your plan of operation that you intend to hire a part-time contractor and that you intend to pay the part-time contractor $6,000 to $12,000. This appears to contradict your disclosure in your prospectus summary, which does not mention the contractor, but does state that you will pay a salary of $12,000 to Mr. Donskoy. Please revise or advise.

Certain Relationships and Related Party Transactions, page 28

43. We note your disclosure on page 22 regarding your loan payable to Mr. Donskoy. Please revise here to provide the related disclosure as required by Item 404 of Regulation S-K.

Exhibit 5.1

44. Please have counsel revise to indicate that the shares "will be" duly authorized, legally and validly issued, fully paid, and non-assessable as the shares have not yet been issued.

Other

45. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

46. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

Via E-mail
Thomas E. Puzzo, Esq.
Law Office of Thomas E. Puzzo, PLLC